Health Canada / Santé Canada

Licence No. - N° de licence
10-MM0395/2018

PRODUCER'S LICENCE

Pursuant to section 35 of the *Access to Cannabis for Medical Purposes Regulations* this licence is issued to:

LICENCE DE PRODUCTEUR AUTORISÉ

Conformément à l'article 35 du *Règlement sur l'accès au cannabis à des fins médicales*, la présente licence est délivrée à:

Acreage Pharms Ltd.
[redacted] Peers,
AB, [redacted] Canada
Region III

as a licensed producer at the site indicated above, for the conduct of the following activities for the following controlled substances.

à titre de producteur autorisé à l'installation indiquée ci-haut, pour la conduite des opérations suivantes pour les substances contrôlées suivantes.

Cannabis substances authorized for sale or provision during the period from March 29, 2017 to March 27, 2020:

Substances de cannabis autorisées pour la vente ou l'approvisionnement pendant la période du 29 mars 2017 au 27 mars 2020:

Substances	**Activity/Activité**	**Cannabis sold or provided to eligible parties listed in each subsection of the ACMPR below Cannabis vendu ou fourni aux parties énumérées sous les paragraphes du RACFM ci-dessous**		
		s. 22(2)	s. 22(4)	s. 22(5)
DRIED MARIHUANA / MARIHUANA SÉCHÉE	Sale or Provision / Vente ou Approvisionnement	X	X	N/A

Building 1 / Bâtiment 1

[redacted] where cannabis is present / [redacted] de l'installation où du cannabis est présent:
[redacted]

Storage Area(s) (Directive On Physical Security) / Aire de Stockage (Directive sur les exigences en matiére de sécurité physique):
[redacted]

Substances/Substances	**Activities/Activités**						
	Production / Production	Sale or Provision / Vente ou Approvisionnement	Possession / Possession	Shipping / Expédition	Transportation / Transport	Delivery / Livraison	Destruction / Destruction
DRIED MARIHUANA / MARIHUANA SÉCHÉE	☒	☒	☒	☒	☒	☒	☒
MARIHUANA PLANTS / PLANTS DE MARIHUANA	☒	☐	☒	☐	☐	☐	☒
MARIHUANA SEEDS / GRAINES DE MARIHUANA	☒	☐	☒	☐	☐	☐	☒

N. Trotter FOR

Director, Operations, Office of Medical Cannabis, CLRB, for and on behalf of the Minister of Health
Directeur, Opérations, Bureau du cannabis médical, DGLRC, pour et de la part du Ministre de la Santé

Canada

Health Canada / Santé Canada

Conditions and Remarks / Conditions et Commentaires:

This licence is restricted, in addition to all other applicable conditions, in that the substances inventory cannot exceed at any given time a maximum storage capacity value of [redacted] for the security level [redacted] vault. / *Cette licence est restreinte, en plus des autres conditions qui s'appliquent, du fait que l'inventaire des substances ne peut dépasser en tout temps une valeur maximale de capacité de stockage de* [redacted] *pour la voûte de niveau de sécurité* [redacted]

Acreage Pharms Ltd. meet the *Requirements for Mandatory Testing of Pesticide Active Ingredients in Cannabis Products.* / *Acreage Pharms Ltd. doit respecter les Exigences relatives à l'analyse obligatoire des produits de cannabis pour détecter la présence de principes actifs de pesticides.*

If necessary, products targeted for destruction must be stored in a designated [redacted] and/or in an approved storage area. Cannabis waste destruction must be conducted at Acreage Pharms Ltd.'s site, and in accordance with the requirements of section 30 of the ACMPR. / *Si nécessaire, les produits destinés à la destruction doivent être entreposés dans une zone désignée comme Subdivision C, et/ou dans une zone de stockage approuvé. La destruction des déchets de cannabis doit avoir lieu dans la Destruction Room du site de Acreage Pharms Ltd., et doit être en conformité avec les exigences de l'article 30 du RACFM.*

This licensed producer may receive bulk shipments of substances authorized for possession under this licence, or transfer shipments of substances authorized for sale under this licence from/to other licensed producers of cannabis for medical purposes, provided that the bulk product has not already been packaged into immediate containers for provision or sale under subsection 22(4) of the ACMPR, and on the condition that the licensed producer has completed the *Licensed Producer Bulk Transfer Transaction Form*, and provided it to Health Canada at a minimum of [redacted] in advance of each planned shipment. / *Ce producteur autorisé peut recevoir des expéditions en vrac de substances autorisées pour la possession sous cette licence, ou transférer des expéditions en vrac de substances autorisées à la vente sous cette licence, de la part / à d'autres producteurs autorisés de cannabis à des fins médicales, à condition que le produit en vrac n'a pas déjà été emballé dans le contenant immédiat pour la vente ou l'approvisionnement en vertu du paragraphe 22(4) du RACFM, et à condition que le producteur autorisé ait complété le formulaire de transaction en vrac entre producteurs autorisés, et l'ait soumis à Santé Canada à un minimum* [redacted] *ouvrables à l'avance de chaque expédition prévue.*

This licensed producer must notify Health Canada, at a minimum of [redacted] in advance, of each planned shipment for all sales or provisions of substances listed on this licence to licensed dealers for purposes other than testing. / *Ce producteur autorisé doit aviser Santé Canada, à un minimum* [redacted] *à l'avance, de chaque expédition et de toutes les ventes ou approvisionnement de substances autorisées sous cette licence aux distributeurs autorisés pour fins autres que pour essais.*

Please note that the monthly report must be prepared in accordance with the guidance document entitled *Licensed Producers Reporting Requirements*, and submitted on or before the 15th of every month for the previous month. / *Veuillez noter que le rapport mensuel doit être préparé conformément au document d'orientation intitulé Exigences en matière de production de rapports des producteurs autorisés, et doit être présenté au plus tard le 15 de chaque mois pour le mois précédent.*

Effective date of the licence:

May 18, 2018

This licence expires on **March 27, 2020**

Date d'entrée en vigueur de la licence:

18 mai 2018

La présente licence expire le **27 mars 2020**

N. Trottier FOR

Director, Operations, Office of Medical Cannabis, CLRB, for and on behalf of the Minister of Health
Directeur, Opérations, Bureau du cannabis médical, DGLRC, pour et de la part du Ministre de la Santé

Canada